

July 5, 2012

Via E-mail
Dennis M. Loughran
Chief Financial Officer
Rogers Corporation
P.O. Box 188
One Technology Drive
Rogers, Connecticut 06263-0188

      Re: Rogers Corporation
             Form 10-K for Fiscal Year Ended December 31, 2011
             Filed February 17, 2012
             Form 10-Q for Fiscal Quarter Ended March 31, 2012
             Filed May 2, 2012
             Response dated June 25, 2012
             File No. 1-4347

Dear Mr. Loughran:

We have reviewed your response letter dated June 25, 2012, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27
Contractual Obligations, page 45

1. We note your response to comment 3 in our letter dated May 30, 2012. Please confirm to us that you will provide the revised contractual obligations table in your second quarter of fiscal year 2012 Form 10-Q. While we understand that the contractual obligations table is typically an annual disclosure, the contractual obligations table you provided in your latest Form 10-K did not include all of the required disclosures (i.e., your long-term debt obligations and corresponding contractual interest payments). In lieu of amending your latest Form 10-K, we are requesting that the disclosure be provided in your next periodic report.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Condensed Consolidated Statement of Comprehensive Income (Loss), page 3

2. We note your response to comment 10 in our letter dated May 30, 2012. While we agree with your conclusion that you have properly addressed the guidance in ASC 220-10-45-18, regarding the requirement to present reclassification adjustments made so that there is not any double counting of in net income and other comprehensive income, as this requirement has been deferred. However, as noted in ASU 2011-12, the requirement to present the components of other comprehensive income and total comprehensive income in a single continuous statement with net income (loss) or in two consecutive statements has not been deferred and is required for the first interim period subsequent to December 15, 2011. The presentation of the component of other comprehensive income within Note 6 is not a single continuous statement presentation or two consecutive statements presentation. As such, we continue to request that you comply with the requirements of ASC 220-10-45-1 – 45-14 beginning with your second quarter of fiscal year 2012 Form 10-Q.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief